SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES THE ISSUE OF €850M EURO BOND AT 1.875% FIXED FOR 7 YEARS

Ryanair Holdings Plc today (10 June) announced that it has issued an €850m Euro Bond at 1.875%, fixed for 7 years. This is Ryanair's first ever Euro Bond debt issuance and is part of its plans to access the debt capital markets to source low cost financing for its new 180 Boeing 737-800 NG order, deliveries of which start in September 2014, and will enable Ryanair to grow by 40% over the next 5 years to over 110m customers p.a.

Ryanair received a BBB+ rating from Standard & Poor's and Fitch, making Ryanair the highest rated airline in the world. These ratings reflect the strength of Ryanair's business model which has a long established track record of profitability, cash generation, and a very strong balance sheet with low levels of debt.

The bond will be listed on the Irish Stock Exchange which offers access to investors both in Europe and the rest of the world. The global coordinator for the bond was Citibank and the joint book runners were BNP Paribas, Citibank, and Deutsche Bank.

Commenting on the bond issuance, Ryanair's Chief Financial Officer & Deputy CEO, Howard Millar said:

"We are very pleased with the issue of our first ever Euro Bond for €850m at 1.875% fixed for 7 years. The bond was more than 8 times over-subscribed which reflects very strong demand from investors right across Europe.

Investors were attracted both by Ryanair's BBB+ ratings from S&P and from Fitch, making us the highest rated airline in the world, and by the strength of Ryanair's business model, which is strongly cash generative, with a long track record of profitability, and a superior balance sheet with low levels of leverage.

This low cost financing, along with our attractively priced Boeing order for 180 aircraft, will enable us to reduce our aircraft ownership costs, and pass these savings on to our customers by continuing to offer the lowest fares in Europe, while growing from 82m customers to over 110m p.a. over the next 5 years."

ENDS

For further information
please contact:                                             Robin Kiely                                                          Joe Carmody
   Ryanair Ltd                                                                  Edelman Ireland
   Tel: +353-1-9451212                                                 Tel: +353-1-6789 333
   press@ryanair.com                                                    ryanair@edelman.com

   Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 June, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary